Exhibit 99.2

The instructions accompanying this Letter of Transmittal and Election Form (the “Letter of Transmittal”) should be read carefully before this Letter of Transmittal is completed. TSX Trust Company (the “Depositary”), your broker, investment dealer or other intermediary can assist you in completing this Letter of Transmittal. Persons whose Maverix Shares (as defined herein) are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING MAVERIX METALS INC., ITS SHAREHOLDERS AND TRIPLE FLAG PRECIOUS METALS CORP.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. IN PARTICULAR, IF THIS LETTER OF TRANSMITTAL IS NOT RECEIVED BY THE DEPOSITARY BY 5:00 P.M. (TORONTO TIME) ON THE ELECTION DEADLINE (AS DEFINED BELOW), YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE ALL SHARE CONSIDERATION (AS DEFINED BELOW).

LETTER OF TRANSMITTAL AND ELECTION FORM

FOR COMMON SHARES OF MAVERIX METALS INC.

This Letter of Transmittal, or an originally signed facsimile, is for use by registered holders (“Maverix Shareholders”) of common shares (“Maverix Shares”) of Maverix Metals Inc. (“Maverix”) in connection with the proposed plan of arrangement (the “Arrangement”) involving the acquisition of all of the outstanding Maverix Shares by Triple Flag Precious Metals Corp. (“Triple Flag”) pursuant to an arrangement agreement among Maverix and Triple Flag dated November 9, 2022, that is being submitted for approval at the meeting of Maverix Shareholders to be held on January 12, 2023 (the “Maverix Meeting”). Maverix Shareholders are referred to the Notice of Special Meeting and management information circular dated December 2, 2022 (the “Circular”) prepared in connection with the Maverix Meeting that accompanies this Letter of Transmittal. The terms and conditions of the Plan of Arrangement, which is attached as Appendix “C” to the Circular, are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. You are encouraged to read the Circular in its entirety.

The Plan of Arrangement contemplates that Maverix Shareholders (other than Dissenting Shareholders) will be entitled to receive, in consideration for each Maverix Share held (the “Consideration”), either:

(i)	US$3.92 in cash (the “All Cash Consideration”); or

(ii)	0.360 of a Triple Flag Share (the “All Share Consideration”),

in each case, subject to proration.

Furthermore, each Maverix Shareholder may indicate (i) the number of Maverix Shares for which such shareholder elects to receive the All Cash Consideration and (ii) the number of Maverix Shares for which such shareholder elects to receive the All Share Consideration, subject to proration.

In the event that the aggregate amount of All Share Consideration that would otherwise be payable but for proration exceeds the Maximum Share Consideration, then: (i) the portion of the consideration in respect of each Maverix Share transferred to Triple Flag to be satisfied by the issuance of Triple Flag Shares shall be determined by multiplying the All Share Consideration by the Share Proration Factor; and (ii) the balance of the consideration in respect of each Maverix Share transferred to Triple Flag to be satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor.

In the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders but for proration exceeds the Maximum Cash Consideration, then: (i) the portion of the consideration in respect of each Maverix Share transferred to Triple Flag to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Proration Factor; and (ii) the balance of the consideration in respect of each Maverix Share transferred to Triple Flag to be satisfied by the issuance of that number of Triple Flag Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor.

In each case where no Consideration election is made prior to the Election Deadline (as defined below), a Maverix Shareholder will be deemed to have elected to receive the All Share Consideration. The All Cash Consideration and the All Share Consideration are each subject to proration provisions under which a Maverix Shareholder may receive both cash and Triple Flag Shares in exchange for Maverix Shares regardless of the Maverix Shareholder’s election to receive the All Cash Consideration or the All Share Consideration. Maverix Shareholders who receive Triple Flag Shares pursuant to the Arrangement may elect pursuant to section 85 of the Income Tax Act (the “Tax Act”) (and any corresponding provisions of any applicable provincial tax legislation) to defer some or all of the capital gain they would otherwise realize on the exchange of Maverix Shares. Please refer to the Circular for details and Box E of this Letter of Transmittal.

The election available to you in respect of the Consideration you may receive under the Arrangement is an investment decision which carries tax consequences. You should consult your investment and tax advisors prior to making your election. Even if you elect to receive the All Cash Consideration or the All Share Consideration, it is likely that your election will be prorated and you will receive some amount of the other form of Consideration.

No fractional Triple Flag Shares will be issued pursuant to the Arrangement. Where the aggregate number of Triple Flag Shares to be issued to a Maverix Shareholder would result in a fraction of a Triple Flag Share being issuable, the number of Triple Flag Shares will be rounded down to the nearest whole Triple Flag Share, and the fractional entitlement will be cancelled without any compensation or other consideration. If the aggregate cash amount a Maverix Shareholder is entitled to receive would otherwise include a fraction of $0.01, then the aggregate cash amount such Maverix Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

In order to receive the appropriate number of whole Triple Flag Shares and/or cash that a Maverix Shareholder is entitled to receive under the Arrangement, Maverix Shareholders are required to deposit:

1.	the certificate(s) or DRS Statement representing Maverix Shares held by them, if any, with the Depositary;

2.	this Letter of Transmittal, properly completed and duly executed; and

3.	all other required documents.

For your election to be effective, this Letter of Transmittal, properly completed and duly executed, and accompanied by the certificate(s) or DRS Statement representing your Maverix Shares, if any, together with all other documents required by the Depositary, must be received by the Depositary no later than 5:00 p.m. (Toronto time) on January 9, 2023 or the third business day immediately prior to the date of any adjournment or postponement of the Maverix Meeting (the “Election Deadline”) at the address specified on the back page of this Letter of Transmittal. If the Depositary does not receive the required documentation or you otherwise fail to make a proper election by the Election Deadline (or any extension thereof), you will be treated as a non-electing Maverix Shareholder as described above and you will be deemed to have elected to receive the All Share Consideration in respect of each Maverix Share held. Maverix Shareholders who do not deliver their Maverix Share certificate(s) or DRS Statement, if any, and all other required documents to the Depositary on or before the date which is six years after the Effective Date shall lose their right to receive the Consideration for their Maverix Shares.

Pursuant to the Arrangement, you will cease to be a Maverix Shareholder as of the Effective Date and will only be entitled to receive the share certificate(s) or DRS Statement, as applicable, representing Triple Flag Shares and/or cash to which you are entitled under the Arrangement.

The Arrangement is subject to a number of conditions, some of which are beyond the control of Maverix and Triple Flag. Accordingly, the exact timing of the implementation of the Arrangement is not currently known. Triple Flag and Maverix currently expect the Arrangement to become effective in January 2023.

This Letter of Transmittal is for use by registered Maverix Shareholders only.

TO:	TSX TRUST COMPANY, at the office set out herein

AND TO:	MAVERIX METALS INC.

AND TO:	TRIPLE FLAG PRECIOUS METALS CORP.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Maverix Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

The Depositary, or your broker or other financial advisor, can assist you in completing this Letter of Transmittal (see the back page of this document for addresses and telephone numbers). Persons whose Maverix Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance.

FOR MAVERIX SHAREHOLDERS WHOSE MAVERIX SHARES ARE REPRESENTED BY SHARE CERTIFICATE(S) OR DRS STATEMENTS:

In order for Maverix Shareholders whose Maverix Shares are represented by share certificate(s) or DRS Statement to receive the elected Consideration, such Maverix Shareholders are required to deposit the certificate(s) or DRS Statement representing the Maverix Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificate(s) or DRS Statement(s) for Maverix Shares deposited for payment pursuant to the Arrangement.

In connection with the Arrangement, the undersigned hereby deposits with the Depositary for transfer upon the Arrangement becoming effective, the enclosed certificate(s) and DRS Statement representing Maverix Shares (the “Deposited Shares”), details of which are as follows:

Share Certificate Number(s) or DRS Statement Number	Name(s) and Addresses in which Maverix Shares are Registered	Number of Maverix Shares Represented by Share Certificate(s) or DRS Statement

TOTAL:

Notes:

1.	If space is insufficient, please attach a list to this Letter of Transmittal in the above form.
2.	The total of the numbers filled in above must equal the total number of Maverix Shares represented by the share certificate(s) or DRS Statement enclosed with this Letter of Transmittal.

Election of Consideration

For each Maverix Share you hold, you may elect to receive either the All Cash Consideration or the All Share Consideration, subject to proration. Please indicate the number of your Maverix Shares for which you elect to receive All Cash Consideration and the number of your Maverix Shares for which you elect to receive All Share Consideration, under the Arrangement:

Number of Maverix Shares for
which All Cash Consideration is
elected

Number of Maverix Shares for
which All Share Consideration is
elected
Total

Notes:

1.	In the event that the aggregate amount of All Share Consideration that would otherwise be payable but for proration exceeds the Maximum Share Consideration, then: (i) the portion of the consideration in respect of each Maverix Share transferred to Triple Flag to be satisfied by the issuance of Triple Flag Shares shall be determined by multiplying the All Share Consideration by the Share Proration Factor; and (ii) the balance of the consideration in respect of each Maverix Share transferred to Triple Flag to be satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor.
2.	In the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders but for proration exceeds the Maximum Cash Consideration, then: (i) the portion of the consideration in respect of each Maverix Share transferred to Triple Flag to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Proration Factor; and (ii) the balance of the consideration in respect of each Maverix Share transferred to Triple Flag to be satisfied by the issuance of that number of Triple Flag Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor.
3.	Where the aggregate number of Triple Flag Shares to be issued to a Maverix Shareholder would result in a fraction of a Triple Flag Share being issuable, the number of Triple Flag Shares will be rounded down to the nearest whole Triple Flag Share, and the fractional entitlement will be cancelled without any compensation or other consideration. If the aggregate cash amount a Maverix Shareholder is entitled to receive would otherwise include a fraction of $0.01, then the aggregate cash amount such Maverix Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01. Maverix Shareholders should refer to the full text of the Plan of Arrangement which is attached as Appendix C to the Circular.
4.	The total number of Maverix Shares for which you make an All Cash Consideration election above plus the total number of Maverix Shares for which you make an All Share Consideration election above (collectively your “Total Elected Shares”) must equal your Deposited Shares. If your Total Elected Shares is less than your Deposited Shares, you will be deemed to have elected to receive the All Share Consideration for the Maverix Shares for which an election is not made. If your Total Elected Shares is more than your Deposited Shares, the number of Maverix Shares for which you have elected to receive All Cash Consideration will be reduced accordingly.
5.	If you do not make an election as to the applicable Consideration you wish to receive under the Arrangement, you will be deemed to have elected to receive the All Share Consideration for all Maverix Shares held.
6.	You should consult your investment and tax advisors prior to making an election as to the Consideration you wish to receive under the Arrangement.

It is understood that, upon receipt of this Letter of Transmittal properly completed and duly executed together with the certificate(s) and DRS Statement, if any, representing the Deposited Shares and following the Effective Time of the Arrangement, the Depositary will cause the delivery to the undersigned of the Consideration that the undersigned elected to receive and is entitled to receive under the Arrangement, or hold such Consideration for pick-up in accordance with the instructions set out below, and any certificate(s) or DRS Statement representing the Deposited Shares shall forthwith be cancelled. It is understood that all payments (including delivery of Triple Flag Shares) will be net of any amounts required to be withheld by law including in respect of applicable taxes, payroll deductions or similar amounts. Pursuant to and as required by applicable laws, Triple Flag, Maverix and the Depositary, as applicable, shall withhold any amounts whatsoever from the amounts otherwise payable or otherwise deliverable to a Maverix Shareholder and remit such amounts to the applicable government authorities.

The undersigned registered holder(s) of the above listed Deposited Shares hereby:

1.	Represents and warrants in favour of Maverix and Triple Flag that: (i) the undersigned is, and will immediately prior to the Effective Time be, the registered holder of the Deposited Shares; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Consideration is paid, none of Maverix and Triple Flag, or any successor thereto, will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate; (vii) unless the undersigned has revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares; and (viii) the delivery of the appropriate number of Triple Flag Shares and appropriate Cash Consideration to the undersigned will completely discharge any and all obligations of Maverix, Triple Flag and the Depositary with respect to the matters contemplated by this Letter of Transmittal. These representations and warranties shall survive the completion of the Arrangement.

2.	Agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Maverix Shares surrendered in connection with the Arrangement shall be determined by Triple Flag in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Maverix, Triple Flag, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Maverix Shares and no liability will be incurred by any of them for failure to give any such notice.

3.	Acknowledges receipt of the Circular and: (i) understands that whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Date, the undersigned will cease to be a Maverix Shareholder and, subject to the ultimate expiry identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement; and (ii) acknowledges and agrees that failure to surrender any certificate(s) or DRS Statement which, prior to the Effective Date, represented issued and outstanding Maverix Shares with all other instruments required by this Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date will result in such shares ceasing to represent any claim or interest of any kind or nature against Maverix, Triple Flag or the Depositary.

4.	Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Maverix Meeting, revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares. The undersigned irrevocably constitutes and appoints the Depositary and any officer of Triple Flag, and each of them and any other persons designated by Triple Flag in writing, the true and lawful agent, attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest) to: (i) register or record the transfer of such Deposited Shares on the registers of Maverix; and (ii) execute and deliver, as and when requested by Triple Flag, any instruments of proxy, authorization or consent in form and on terms satisfactory to Triple Flag in respect of such Deposited Shares, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any person or persons as the proxy of such holder in respect of the Deposited Shares for all purposes, other than in connection with the Maverix Meeting.

5.	Covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to Triple Flag as and from the Effective Time.

6.	Acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Triple Flag and the Depositary to mail any certificate(s) or DRS Statement representing the Triple Flag Shares that the undersigned is entitled to receive under the Arrangement and/or the cheque representing the All Cash Consideration that the undersigned may be entitled to receive, if any, for the Deposited Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificate(s) or DRS Statement and/or cheque for pick-up, in accordance with the instructions given below. If no address is specified, the undersigned acknowledges that the Depositary will forward certificate(s) or DRS Statement and/or cheque to the last address of the undersigned as shown on the securities register of Maverix.

Notwithstanding the foregoing, the undersigned instructs Triple Flag and the Depositary to deliver the All Cash Consideration that the undersigned may be entitled to receive, if any, by wire in accordance with the instructions in Box D if wire instructions are so provided.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) or DRS Statement and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box A or Box B or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register maintained by or on behalf of Maverix.

All cash payments to former Maverix Shareholders will be in United States dollars.

It is understood that under no circumstances will interest accrue or be paid on the Consideration payable in respect of the Deposited Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of the Depositary, Maverix and Triple Flag shall be deemed to have required that any contract in connection with the delivery of the Deposited Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

PLEASE COMPLETE ALL BOXES, AS APPROPRIATE

BOX A	BOX B
ENTITLEMENT DELIVERY	ISSUE CONSIDERATION IN THE NAME OF*

All Cash Consideration and All Share Consideration will be issued and mailed to your existing registration address unless otherwise stated. If you would like your All Cash Consideration or All Share Consideration issued to a different name or address, please complete BOX B and refer to INSTRUCTIONS 2 & 3

☐  MAIL ALL SHARE CONSIDERATION AND ALL CASH CONSIDERATION TO ADDRESS ON RECORD (DEFAULT)

☐  MAIL ALL SHARE CONSIDERATION AND ALL CASH CONSIDERATION TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

☐  HOLD ALL SHARE CONSIDERATION AND ALL CASH CONSIDERATION FOR PICKUP AT THE DEPOSITARY’S OFFICE:

TSX Trust Company

301-100 Adelaide Street West
Toronto, Ontario M5H 4H1

SEE INSTRUCTION 10 FOR OFFICE ADDRESSES

☐    DELIVER FUNDS VIA WIRE* (COMPLETE BOX D)

☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)
(NAME)
(STREET NUMBER & NAME)
(CITY AND PROVINCE/STATE)
(COUNTRY AND POSTAL/ZIP CODE)
(TELEPHONE NUMBER (BUSINESS HOURS))
(SOCIAL INSURANCE/SECURITY NUMBER)
*IF THIS NAME IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTIONS 2 &3)

BOX C

RESIDENCY DECLARATION

ALL MAVERIX SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

☐ The holder of the Maverix Shares deposited herewith is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
☐ The holder of the Maverix Shares deposited herewith is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Maverix Shareholder who is either (i) a person whose address (as it appears on the register of Maverix Shareholders) is located within the United States or any territory or possession thereof or is providing an address in Box “B” or Box “D” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the United States federal income tax purposes as defined in Instruction 8 below.

If you are a U.S. person or acting on behalf of a U.S. person, you must provide a completed IRS Form W-9 or otherwise provide certification of exemption from backup withholding, as provided in the instructions (see Instruction 8). If you are a U.S. Shareholder but you are not a U.S. person as defined in (ii) above and are not acting on behalf of a U.S. person, you must complete an appropriate Form W-8, a copy of which is available from the Depositary upon request. If a completed IRS Form W-9 or Form W-8 is not provided, your payment may be subject to backup withholding of U.S. federal income tax by the Depositary.

BOX D

WIRE PAYMENT*

PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS THAT WILL BE DEDUCTED FROM YOUR CONSIDERATION, ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST.

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, THE DEPOSITARY WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED.

Please provide email address and telephone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS:	TELEPHONE NUMBER:	-	-

**Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your shares are registered to

**Beneficiary Address		**Province/State	**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address		**Province/State	**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES.

**Bank Account Number	Transit/Routing Number	SWIFT Code	ABA (US)

IBAN Number (Europe)	Sort Code (GBP)	BSB Number	BIC Number

**Intermediary Bank/Financial Institution

**Intermediary Bank Address		**Province/State	**Postal Code/Zip Code

**Intermediary Bank Account Number	Intermediary SWIFT Code	ABA (US)

Additional Notes and special routing instructions:

** Mandatory fields

BOX E

TAX DEFERRAL ELECTION FOR MAVERIX SHAREHOLDERS

A beneficial owner of the Maverix Shares represented by the shares listed in this Letter of Transmittal who receives Triple Flag Shares pursuant to the Arrangement may be entitled to make a joint tax election under section 85 of the Tax Act or corresponding provisions of any applicable provincial tax legislation (each one a “Section 85 Election”) with Triple Flag as described in the Circular, “Certain Canadian Federal Income Tax Considerations for Shareholders – Residents of Canada – Exchange of Maverix Shares - With Section 85 Election” if (a) the box below is checked, (b) an email address is provided in the space below, and (c) this Letter of Transmittal, properly completed and duly executed, is submitted to the Depositary no later than 5:00 p.m. (Pacific time) on the Election Deadline. Triple Flag will promptly make available through its website, a tax instruction letter providing instructions on how to make the Section 85 Election with Triple Flag (and a tax instruction letter for the equivalent provincial elections, if applicable) together with the relevant tax election forms (including the provincial tax election forms, if applicable).

☐ Check this box if the beneficial owner of the Maverix Shares represented by the shares listed in this Letter of Transmittal may wish to make the Section 85 Election with Triple Flag for the Maverix Shares disposed of under the Arrangement in the event that such beneficial owner receives Triple Flag Shares as partial consideration for such Maverix Shares pursuant to an All Share Consideration election (see under the heading “Election of Consideration” in this Letter of Transmittal) or pursuant to the proration provisions.

Email address:

Neither Maverix, Triple Flag nor any successor corporation shall be responsible for ensuring that a Maverix Shareholder obtains a tax instruction letter, nor the proper completion and filing of any Section 85 Election forms and, except for the obligation to sign and return any duly completed Section 85 Election forms which are received by Triple Flag within 90 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of such Maverix Shareholder to properly or timely complete and file such Section 85 Election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). Maverix Shareholders are cautioned that Triple Flag will have no obligation, and does not intend, to make a Section 85 Election with any Maverix Shareholder who does not comply strictly with the procedures and timelines set out in this Letter of Transmittal and the tax instruction letter.

Each Maverix Shareholder should consult their own tax advisor as to whether such Maverix Shareholder should make a Section 85 Election and the procedures for doing so. It is the Maverix Shareholder’s responsibility to take the steps required to complete and file a valid Section 85 Election.

BOX F – SIGNATURE GUARANTEE (if required under Instruction 3) Signature guaranteed by:	BOX G – SIGNATURE Dated:
Authorized Signature	Signature of Maverix Shareholder or Authorized Representative

Name of Guarantor (please print or type)	Signature of any Joint Holder

Address (please print or type)	Name of Maverix Shareholder

Area Code and Telephone Number	Name of Authorized Representative

Area Code and Daytime Telephone Number

Email Address

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Maverix Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)	In order to make an election with respect to the Consideration to be received under the Arrangement, this Letter of Transmittal properly completed and duly executed (or an originally signed facsimile copy thereof) together with accompanying certificate(s) or DRS Statement representing the Maverix Shares and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal and must be received by the Depositary no later than 5:00 p.m. (Toronto time) on the Election Deadline.

(c)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) or DRS Statement representing Maverix Shares and all other required documents is at the option and risk of the Maverix Shareholder, and delivery will be deemed effective only when such documents are actually received. Maverix recommends that the necessary documentation be hand delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Maverix Shareholders whose Maverix Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Maverix Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)	Triple Flag reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or any accompanying documents received by it.

(e)	If the Consideration is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the Consideration or any certificate(s) or DRS Statement representing Maverix Shares not surrendered are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown in Box B, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B).

2.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Maverix Shares or by such holder’s duly authorized representative (in accordance with Instruction 4 below).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or, where applicable, as written on the face of accompanying share certificate(s) or DRS Statement, without any change whatsoever, and any such certificate(s) or DRS Statement need not be endorsed. If the Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is completed in respect of Maverix Shares deposited for the account of an Eligible Institution (as defined below), the signature is not required to be guaranteed.

(c)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the certificate(s) or DRS Statement representing Triple Flag Shares or the cheque/wire representing All Cash Consideration are to be issued to a person other than the registered owner(s):

(i)	any deposited certificate(s) or DRS Statement for the Deposited Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if the Consideration is to be issued in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Triple Flag or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

All certificate(s) or DRS Statement(s) and/or cheque(s) to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box B and delivered to the address indicated in Box B (unless Box A has been checked). If any certificate(s) or DRS Statement(s) and/or cheque(s) are to be held for pick-up at the offices of the Depositary, check the appropriate box. If neither Box A nor Box B is completed, any new certificate(s) or DRS Statement and/or cheque(s) issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Maverix. Any certificate(s) or DRS Statement and/or cheque(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

Notwithstanding the foregoing, the All Cash Consideration that a Maverix Shareholder may be entitled to receive, if any, will be delivered by wire in accordance with the instructions in Box D if wire instructions are so provided.

6.	Lost, Stolen or Destroyed Certificates

In the event any certificate(s) or DRS Statement which immediately prior to the Effective Time represented one or more outstanding Maverix Shares that are ultimately entitled to Consideration shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate(s) or DRS Statement to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Maverix, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate(s) or DRS Statement, a cheque representing the appropriate aggregate amount of All Cash Consideration and/or certificate(s) or DRS Statement representing the appropriate aggregate amount of All Share Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate(s) or DRS Statement, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a surety bond satisfactory to Triple Flag and the Depositary (acting reasonably) in such sum as Triple Flag and the Depositary may direct and will indemnify Triple Flag and the Depositary in a manner satisfactory to Triple Flag and the Depositary, acting reasonably, against any claim that may be made against Triple Flag or the Depositary with respect to the certificate(s) or DRS Statement alleged to have been lost, stolen or destroyed.

7.	Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) or DRS Statement representing Maverix Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box A or Box B, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register maintained by or on behalf of Maverix.

8.	U.S. Shareholders and Backup Withholding

To prevent United States federal backup withholding tax from applying to a payment of the Consideration made to a U.S. Shareholder (or any person acting on behalf of a U.S. Shareholder) pursuant to the Arrangement, each U.S. person (as defined below) must provide his, her or its correct U.S. Taxpayer Identification Number, or TIN (or the TIN of the person on whose behalf you are acting), and certain other information, by completing the enclosed IRS Form W-9. If a completed IRS Form W-9 is not provided, or if the correct TIN is not provided on such form, or if any other information is not correctly provided, payments made with respect to the Maverix Shares may be subject to backup withholding by the Depositary at the rate of 24%.

For the purposes of this Letter of Transmittal, “U.S. person” means: a beneficial owner of Maverix Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

If the enclosed IRS Form W-9 does not apply to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes but provided a mailing address in the United States, such holder will instead need to submit a properly completed IRS Form W-8ECI, W-8IMY, W-8BEN or W-8BEN-E, as appropriate, signed under penalties of perjury. An appropriate IRS Form W-8 may be obtained from the Depositary or from the IRS website (www.irs.gov).

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding.

The TIN for an individual United States citizen or resident is the individual’s social security number or individual taxpayer identification number.

If a Maverix Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, then such Maverix Shareholder should write “Applied For” in Part I of the IRS Form W-9. A Maverix Shareholder that is a U.S. person waiting for a TIN to be issued or has not specified a TIN in the completed IRS Form W-9 must provide a TIN within 60 days, otherwise payments made with respect to the Maverix Shares may be subject to backup withholding of 24% by the Depositary.

Failure to furnish TIN — If you fail to furnish your correct TIN, you may be subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Each U.S. Shareholder is urged to consult his, her or its own U.S. tax advisor to determine whether such holder is required to furnish an IRS Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

9.	Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about shareholders from transactions the Depositary performs, forms a shareholder may send to the Depositary or other communications the Depositary may have with a shareholder and its representatives. This information could include a shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a shareholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a privacy code to tell shareholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website, at www.tsxtrust.com, or by writing to the Depositary at TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, Attention: Chief Compliance Officer. The Depositary will use any information a shareholder provides with this Letter of Transmittal in order to process a shareholder’s request and will consider a shareholder’s submission of this Letter of Transmittal as its consent to the above.

10.	Payment Entitlement Pickup Locations

Entitlements may be picked up at applicable Depositary office locations with counter services. Pick-up instructions must be selected in Box A. Below is the applicable Depositary office location:

Toronto

TSX Trust Company
301-100 Adelaide Street
West
Toronto, Ontario M5H
4H1

11.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all separate registrations of Deposited Shares held by the same registered owner(s), the details of additional Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Maverix Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Maverix Shares will be accepted. All depositing holders of Maverix Shares by execution of this Letter of Transmittal or a facsimile of an originally signed facsimile copy hereof waive any right to receive any notice of the acceptance of deposited Maverix Shares, except as required by applicable law.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e)	All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Maverix Shares deposited will be determined by Triple Flag in its sole discretion. Depositing Maverix Shareholders agree that such determination shall be final and binding. Triple Flag reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Triple Flag reserves the absolute right to waive any defects or irregularities in the deposit of any Maverix Shares. No deposit of Maverix Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Maverix, Triple Flag or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give such notice. Triple Flag’s interpretation of the terms and conditions of the Plan of Arrangement, the Circular and this Letter of Transmittal will be final and binding.

(f)	Under no circumstances will any amount be paid by Triple Flag or the Depositary by reason of any delay in exchanging any Maverix Shares to any person on account of Maverix Shares accepted in exchange for the Consideration pursuant to the Plan of Arrangement.

(g)	Any questions should be directed to the Depositary at 1-866-600-5869 or by e-mail to tsxtis@tmx.com.

(h)	The representations made by the Maverix Shareholder in this Letter of Transmittal will survive the Effective Time.

(i)	This Letter of Transmittal shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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The Depositary for the Arrangement is:

TSX Trust Company

By Registered Mail, Mail or Courier

Toronto

301 - 100 Adelaide Street West

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-600-5869

Telephone: 416-342-1091

Facsimile: 416-361-0470

E-Mail: tsxtis@tmx.com

Web Form: www.tsxtrust.com/resources/client-

resources/forms

Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone number and location set out above.

Delivery of this Letter of Transmittal to an address other than as set forth above does not constitute a valid delivery.